Exhibit 99.6

Report on remuneration policy and practices

Stevanato Group Remuneration Policy approach

1.	Introduction

To attract and retain people fully committed to the vision and purpose of Stevanato Group and able to support the success of our customers, it is fundamental to pay appropriately and fairly, balancing the interests of shareholders and employees, as well as all other stakeholders.

Remuneration policies and practices contribute to the long-term interests of Stevanato Group (“Group”) and enable the Group to reward performance in line with the Mission, Vision and Values.

The Group’s ambition is to motivate and develop people of the highest caliber and potential, and to build the Best Team, creating added value and delivering the best result for the customer. In this perspective, the remuneration policy, through dedicated compensation and welfare programs, aims at fostering a culture that values diversity, innovation and excellence.

The object of this year’s report is to describe the framework and the drivers of the compensation policy and practices of Stevanato Group. To this purpose, the Compensation Committee, established on June 16, 2021, worked in close cooperation with Group management, to define a remuneration policy that will continuously evolve to ensure its adherence to market best practices, Group’s life cycle and strategic priorities.

In particular, the report provides information on the (a) balance between fixed and variable compensation, (b) bonus opportunity ranges for key positions, (c) qualitative description of the principal strategic objectives included in the bonus scheme.

The Committee, in line with market best practices, has availed itself of the services of the external advisor Mercer, a global leader in HR consulting, with extensive experience in Executive Remuneration.

2.	Approach to Remuneration Policy

The purpose of Stevanato Group’s Remuneration Policy is to support successful business performance through an engaged and motivated team, attracted to the organization by a consistent and differentiated employment offering delivered at an affordable and sustainable cost, in line with business goals and long-term company’s objectives.

Stevanato’s Remuneration Policy is based on the following key pillars:

3.	Stevanato Group Remuneration Practices

The remuneration structure envisages an appropriate combination and balance of all the incentive levers and components (base salary, short term incentive plan, long term incentive plan, benefits), to design compensation packages consistent with different clusters of the population, roles and complexity of the positions.

Total remuneration packages are subject to periodical review to ensure internal consistency, as well as adequacy and competitiveness compared to the markets for positions of similar levels of responsibility and complexity.

a.	Pay Mix

The average pay mix target of the Chairman & Chief Executive Officer and Leadership Team roles of Stevanato Group shows the balance between the fixed and variable remuneration, which includes a predominant focus on the variable remuneration, especially linked to long-term strategic objectives.

b.	Base Salary (Fixed Remuneration)

Base Salary is determined and allocated based on pre-defined criteria.

It reflects the role and the responsibilities assigned, taking into consideration skills, contribution and experience required for the position.

The overall amount and weight of Base Salary must be sufficient and appropriate to remunerate the role and is periodically reviewed with respect to a predefined reference market.

c.	Variable Remuneration

The variable component of Stevanato Group’s remuneration framework consists of:

•	Short Term Incentive Plan

•	Long Term Incentive Plan

Short Term Incentive Plan is a cash-based plan that aims at motivating and rewarding the achievement of annual financial and non-financial objectives, within the framework of long-term sustainable performance.

Key performance indicators, foreseen in the annual bonus scheme, vary depending on the organizational layer and the responsibilities of the participants. There is a mix of financial metrics at the Group level, and at Business Units level depending on the role accountability, (such as Revenues, EBITDA Margin , Free Cash Flow and CAPEX) and non-financial metrics (such as strategic objectives linked to business plan priorities, Sustainability performance areas, Human Capital Management priorities and operating metrics in the areas of quality, production, sales, customer satisfaction).

The scorecard of the senior executive positions – Chairman & CEO and Leadership Team roles – are mainly focused on financial metrics (75% of the scorecard) linked to the most relevant strategic priorities for 2026: i) Adjusted EBITDA margin; ii) Revenues; iii) Free Cash Flow; iv) Net CAPEX. The remaining 25% of the scorecard is based on individual KPIs which are focused on the following areas: (i) Strategic Projects; (ii) Costumer & Market; (iii) People and Sustainability.

Short Term Incentive Plan envisages a cap to the maximum award and pre-defined performance and payout curves. In case of achievement of the challenging level of overperformance, the maximum payout for Chairman & CEO and Leadership Team roles can reach up to 187,5% of the target bonus.

Target bonus opportunity for eligible positions is defined according to the level of accountability, contribution to company results, and consistent with practices of the reference market. The STI target pay opportunity for the Chairman & Chief Executive Officer and Leadership Team roles range from a minimum of 50% to a maximum of 60% of the base salary.

Long Term Incentive Plan aims at strengthening the link between variable compensation, company performance, and shareholder return over a multi-year period. To this end, at the December 18th 2025 meeting, the Board of Directors, following the proposal of the Compensation Committee, approved the Long Term Incentive Plan 2026-2030. The Plan is aimed to reinforce the alignment of the long-term incentive compensation element with the corporate strategy and US most common practices, as well as ensure the attraction and retention of key managers. The Plan provides for the grant to be made in part with Performance Share (“PSP”) and in part with Restricted Shares (“RSP”).

The Plan, for the Performance Shares part, envisages pre-defined pay for performance curves and a cap to the maximum award that can be earned in terms of the number of shares.

The PSP has a vesting period of three years with a cliff vesting schedule while the RSP vest on annual installments during the three years vesting period.

The number of shares individually granted at the beginning of the vesting period is defined according to the level of accountability and business impact of each eligible position and consistent with practices of the reference market. The LTI target pay opportunity for the Chairman & Chief Executive Officer and Leadership Team roles range from a minimum of 150% to a maximum of 260% of the base salary.

d.	Benefits

As an Employer of Choice, Stevanato Group provides comprehensive and competitive Employee Benefits (such as pension schemes, healthcare plans, and company car) as part of the Total Rewards package. Benefits provide substantial guarantees for the well-being of staff during their active career, as well as their retirement.

4.	Stock Ownership and Retention Guidelines

The Chairman & Chief Executive Officer is required to hold at least 5 times his base salary while selected executive roles are required to hold at least 2 times their respective base salary. Executives are expected to meet the applicable guideline no more than 5 years after first becoming subject to it, and they are expected to continuously own sufficient shares to meet the guideline once attained.

5.	Stevanato Group’s Commitment to Diversity, Equity & Inclusion (DE&I)

Stevanato Group is committed to ensuring fair treatment in terms of compensation and benefits, as well as in terms of opportunities and career development, regardless of gender, age, ethnicity, disability, sexual orientation, religion, as well as any other traits.

One important ambition of the Group is to foster a culture that values DE&I in all the locations in which the Group operates, promoting staff well-being through dedicated compensation and welfare programs to be competitive globally.